SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 4)*

Neurex Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

641238 10 0
(CUSIP Number)

Gregory L. Johnson
Vice President and General Counsel
Warner-Lambert Company
201 Tabor Road
Morris Plains, New Jersey 07950
Phone No:  (973) 540-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 8, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 641238 10 0

1  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

WARNER-LAMBERT COMPANY
22-1598912

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions) (a) [ ]
(b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS (See Instructions)
N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [x]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7  SOLE VOTING POWER
1,212,490

8  SHARED VOTING POWER
-0-

9  SOLE DISPOSITIVE POWER
1,212,490

10  SHARED DISPOSITIVE POWER
-0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,212,490

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.42%

14  TYPE OF REPORTING PERSON*
CO





     This Amendment No. 4 to the Statement on Schedule 13D dated May 9, 1996 (the "Schedule 13D") filed by Warner-Lambert Company (the "Warner-Lambert") with respect to shares of Common Stock, par value $0.01 (the "Securities"), of Neurex Corporation (the "Issuer"), amends such Statement as follows:

     1. Item 2(d) is hereby restated as follows:

        In November, 1995, Warner-Lambert waived indictment and pled guilty in the United States District Court of Maryland to a one count information charging failure in 1991 to file certain reports with the U.S. Food and Drug Administration of drug stability failures on distributed batches of the drug DILANTIN. Warner-Lambert agreed to pay a fine of $10 million.

        In September, 1997, Warner-Lambert's Puerto-Rico-based subsidiary entered a civil settlement with the Department of Justice and pled guilty to six counts of misreporting wastewater discharge data with regard to the operation of the wastewater treatment plant at its Vega Baja, Puerto Rico facility. The subsidiary paid a penalty of $670,000 as part of the civil settlement and a fine of $3 million pursuant to its guilty plea.

     2. Item 4 is hereby amended by substituting the following sentence for the last sentence of paragraph one:

        Warner-Lambert will from time to time assess its investment in the Issuer and may dispose of some or all of its shares of Common Stock of the Issuer.

     3. Items 5(a) and 5(c) are supplemented as follows:

        5(a): As of the date hereof, Warner-Lambert owns shares of Common Stock of the Issuer, representing approximately 5.42% of the outstanding shares of Common
Stock of the Issuer.

         5(b): Since the filing of Amendment No. 3 to the Statement on Schedule 13D Warner-Lambert has sold an aggregate of 280,400 shares of the Common Stock of the Issuer in the following transactions:

     (1) 12,500 shares on March 7, 1997 at a price of $15.125 per share, (2) 10,000 shares on March 10, 1997 at a price of $15.125 per share, (3) 10,000 shares on March 10, 1997 at a price of $15.00 per share, (4) 4,900 shares on March 11, 1997 at a price of $15.00 per share, (5) 30,500 shares on December 4, 1997 at a price of $16.125 per share,
(6) 30,000 shares on December 5, 1997 at a price of $16.0726 per share, (7) 10,000 shares on December 8, 1997 at a price of $16.00 per share, (8) 5,000 shares on May 1, 1998 at a price of $29.875 per share, (9) 70,000 shares on May 4, 1998 at a price of $29.7143 per share, 10) 50,000 shares on May 5, 1998 at a price of $29.8875 per share, (11) 7,500 shares on May 7, 1998 at a price of $29.6875 and (12) 40,000 shares on May 8, 1998 at a price of $29.00 per share, which transactions were effected through a broker on NASDQ.














                       SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  May 11, 1997                   Rae Paltiel
                                      Secretary
                                      Warner-Lambert Company